SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/22/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
397,261

8. SHARED VOTING POWER
144,593

9. SOLE DISPOSITIVE POWER
541,854
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
541,854

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.97%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of MACQUARIE/FIRST TRUST GLOBAL INFRASTR/UTIL DIV & INC FUND
("MFD" or the "Issuer").
The principal executive offices of MFD are located at

FIRST TRUST PORTFOLIOS LP
120 EAST LIBERTY DRIVE, SUITE 400
WHEATON IL 60187


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State filed a complaint against Bulldog Investors, Messrs. Goldstein and Dakos and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making truthful information about certain unregistered investments available on a website and by sending an e-mail containing truthful material about such investments to an individual who requested it. On March 23, 2007 the Bulldog Parties filed a lawsuit in the Massachusetts Superior Court against the Secretary alleging that the enforcement action violated 42 U.S.C. S 1983 because, among other things, it violated their First Amendment rights. On October 17, 2007 the Secretary issued an "obey the law" cease and desist order (the Order) and fined the Bulldog Parties $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Order in the Massachusetts Superior Court. On February 12, 2009 the Massachusetts Superior Court upheld the Order. The Bulldog Parties further appealed the Order to the Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court (the SJC), the state's highest court, unilaterally transferred the case to itself. On July 2, 2010 the SJC upheld the Order except for the Bulldog Parties' First Amendment claim which it ruled must be decided in the appeal of the aforementioned S 1983 lawsuit which Massachusetts Superior Court decided in the Secretary's favor on September 26, 2009. The Bulldog Parties filed an appeal of the September 26, 2009 decision in the S 1983 lawsuit in the Massachusetts Appeals Court. On July 23, 2010, the SJC unilaterally transferred the appeal of the S 1983 lawsuit to itself and the SJC will decide the appeal. Oral argument is scheduled for December 2010.

The Bulldog Parties, whose place of business is in New Jersey, believe that the Order is void and unenforceable because, among other things, the Secretary lacked personal jurisdiction over them. The Secretary has not attempted to enforce the Order in New Jersey pursuant to the Uniform Enforcement of Foreign Judgments Act. If a New Jersey court determines that the Secretary lacked personal jurisdiction over the Bulldog Parties it will refuse to enforce the Order.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
An affiliate of the filing persons intends to communicate with management regarding measures to enhance shareholder value.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on February 8, 2010 there were 9,077,963 shares of common stock outstanding as of 11/30/2009 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 541,854 shares of MFD or 5.97% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of MFD were purchased:

Date:		        Shares:		Price:
09/20/10		600		12.6300
09/22/10		33,207		12.9221
09/23/10		8,001		12.8637
09/24/10		13,973		13.0937
09/27/10		15,666		13.0422
09/29/10		44,749		13.1977
09/30/10		43,004		13.2460
10/01/10		27,329		13.2890
10/04/10		14,013		13.2211
10/05/10		28,471		13.4092
10/06/10		12,368		13.4064
10/07/10		10,706		13.4986
10/07/10		7,097		13.4896
10/08/10		15,402		13.5683
10/11/10		17,162		13.7343
10/12/10		300		13.6900
10/12/10		11,245		13.7451
10/13/10		33,918		13.9642
10/14/10		16,862		14.0002
10/15/10		2,062		14.0500
10/15/10		5,000		14.0800
10/15/10		1,400		14.0657
10/19/10		32,722		13.9088
10/20/10		22,117		14.0033
10/22/10		42,455		14.2148
10/25/10		20,326		14.3816
10/28/10		30,058		14.3803
10/29/10		10,741		14.5291


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/01/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos